Mail Stop 3561

November 8, 2007

Steven A. Casciola
President
Salon City, Inc.
909 North Palm Avenue, Suite 311
West Hollywood, CA 90069

      Re: Salon City, Inc.
              Amendment No. 2 to Registration Statement on Form 10-SB
              Filed October 25, 2007
              File No. 000-52729

Dear Mr. Casciola:

We have reviewed your responses to the comments in our letter dated October 2, 2007 and have the following additional comments.

Distribution Agreements, page 5

1. Please reconcile your disclosure in the third paragraph under this heading that your agreement with Kable Distribution Services provides Kable with an *exclusive* territory including Puerto Rico and U.S. military bases overseas with your disclosure in the preceding paragraph that you have granted Time/Warner Retail a territory that also includes Puerto Rico and domestic military bases.

Publishing, page 6

2. We note your response to prior comment 6 and reissue. We are unable to agree that the article you supplied supports your assertion that it is an "industry standard" to assume that there are 5 or more readers for each magazine issue distributed. For example, the table you reference does not anywhere indicate that readership should be determined using a multiple of 5, although various other numbers are included in the table. In addition, it is unclear from the article you provided whether this is a view taken only by the Magazine Publishers of America or whether it is commonplace for magazine publishers to apply this multiple to estimate readership. In addition, the article does not indicate that either its authors or Conde Nast considers the results indicative of an industry standard. If adequate additional support in not available, please revise your

estimates regarding annual readership rates based on actual circulation, and make corresponding changes throughout.

Financial Statements and Exhibits, page 32

3. Please update your financial statements through September 30, 2007.

Revenue Recognition, page 37

4. As previously requested, please tell us the amount of March 31, 2007 accounts receivable that have been subsequently collected in cash. For each account that was subsequently collected in cash, tell us the date it was collected**.** For each account that was not subsequently collected in cash, explain to us both the reason why it was not subsequently collected in cash and the reason why the initial revenue recognition was appropriate. Correspondingly, tell us the date the amount was written off to bad debt expense. In addition, explain to us the reason for the increase in accounts receivable from $69,775 at December 31, 2006 to $139,230 at March 31, 2007. We believe all of the requested information is necessary, in part, given the significance of accounts receivable at March 31, 2007 relative to the first quarter's revenue. In this regard, we note that there were approximately 124 days' sales outstanding in accounts receivable as of March 31, 2007. Based on our analysis, it appeared that you were having significant problems collecting accounts receivable, which may be indicative of, among other things, revenue recognition issues and unrecorded bad debt expense. Even though your first quarter financial statements are no longer in the registration statement, we believe the significance of the potential problem is large enough to continue our inquiry.

5. Please provide us a copy of the typical agreement that you have with your advertisers.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda McManus
Branch Chief – Legal

cc: Via Facsimile (888) 608-5705
        Jared Febbroriello
        JPF Securities Law